Exhibit 1

ASX

Release

6 October 2015

Westpac finalises changes to accounting for technology investment spending

At its Strategy Update on 7 September 2015, Westpac announced that it plans to increase its technology investment spend over the next three years. Westpac also announced that, in light of the Group’s revised technology and digital strategy, the rapid changes in technology, and evolving regulatory requirements, it was reviewing the accounting approach applied to investment spending.

This review is now complete, and has resulted in the following accounting changes:

•                  Directly expensing more project costs compared to recent years;

•                  Moving to an accelerated amortisation methodology for capitalised software assets, impacting most existing assets with a useful life greater than three years; and

•                  Writing off the capitalised cost of regulatory programs, where regulatory requirements have changed.

The balance sheet impact of these changes will see a reduction in the capitalised software balance of $505 million (pre-tax) reported as an expense in Westpac’s Full Year 2015 statutory results. This will be excluded from cash earnings.

Total technology investment expenses are expected to be higher in Full Year 2016 cash earnings reflecting:

•                  An increase in technology investment spend and the impact of directly expensing a higher portion of project expenditure following this accounting change; and

•                  A small increase in software amortisation expense as the accelerated amortisation approach for projects with a useful life greater than three years offsets the lower amortisation from the reduction in capitalised software. The Full Year 2015 software amortisation cash earnings expense is expected to be approximately $570 million.

As outlined in our Strategy Update our intention is to manage expense growth in the 2-3% range, inclusive of the higher technology investment expense.

The change in capitalised software treatment has no impact on Westpac’s regulatory capital ratios, as capitalised software is already deducted from regulatory capital.

Westpac is scheduled to announce its Full Year 2015 results on 2 November 2015 and as previously advised, will be reporting some large infrequent items that are to be excluded from the calculation of cash earnings. These include the gain on the partial sale of Westpac’s holding in BTIM of $665 million (post tax), and the $354 million (post tax) impact of the reduction to capitalised software balances outlined above.

For Further Information

David Lording	Andrew Bowden
Media Relations	Investor Relations
T. 02 8219 8512	T. 02 8253 4008
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